UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72814P109
(CUSIP Number)

Joe Bailey c/o Builders Union LLP Royalty House 72-74 Dean Street, London, W1D 3SG England Telephone Number +44 020 3958 5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	72814P109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Builders Union LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,063,079

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,063,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,063,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	72814P109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alexander Bruells

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,063,079

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,063,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,063,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	72814P109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Markus Bihler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,063,079

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,063,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,063,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	72814P109

Item 1.	Security and Issuer.

The name of the issuer is PLBY Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10960 Wilshire Blvd., Suite 2200, Los Angeles, California. This Schedule 13D amendment relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Builders Union LLP (“Builders Union”), a United Kingdom limited liability partnership, Alexander Bruells (“Bruells”), a citizen of the United Kingdom and Markus Bihler (“Bihler”), a citizen of Germany (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is Royalty House, 72-74 Dean Street, London W1D 3SG , England.

(c)	The principal business of Builders Union is serving as an investment adviser to its clients and is the investment manager to certain private funds. Bruells and Bihler are primarily responsible for the management of the assets of the private funds advised by Builders Union.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of private investment funds managed by Builders Union, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Shares or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Issuer. The Reporting Persons may, from time to time, make additional purchases of Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Shares. The Reporting Persons participated in the rights offering announced by the Issuer on December 7, 2022.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 2,063,079 Shares, constituting 2.9% of the Shares, based upon 71,708,659* Shares outstanding.

The Reporting Persons have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 2,063,079 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 2,063,079 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.

All of the Shares are beneficially owned by private investment funds managed by Builders Union.

As of February 10, 2023, the Reporting Persons no longer own more than 5% of the total outstanding Shares. Consequently, this is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

*This outstanding Shares figure reflects the number of outstanding Shares which is the sum of (i) 45,790,268 Shares outstanding as reported in the 10-Q filed by the Issuer on November 9, 2022, (ii) 6,537,341 Shares issued by the Issuer as reported in the 8-K filed by the Issuer on January 24, 2023, and (iii) 19,561,050 Shares issued by the Issuer as reported in the 8-K filed by the Issuer on February 2, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Except as described above or elsewhere or incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transaction in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2023
(Date)

Builders Union LLP*

By: /s/ Joe Bailey
(Signature)

Joe Bailey, Chief Operating Officer
(Name/Title)

/s/ Alexander Bruells*
Alexander Bruells

/s/ Markus Bihler*
Markus Bihler

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated February 15, 2023, relating to the Common Stock, par value $0.0001 per share of PLBY Group, Inc. shall be filed on behalf of the undersigned.

February 15, 2023
(Date)

Builders Union LLP

By: /s/ Joe Bailey
(Signature)

Joe Bailey, Chief Operating Officer
(Name/Title)

/s/ Alexander Bruells
Alexander Bruells

/s/ Markus Bihler
Markus Bihler

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/2/2023	Common Stock, par value $0.0001 per share	237,763		$2.5561
2/9/2023	Common Stock, par value $0.0001 per share		181,591	$2.7065
2/10/2023	Common Stock, par value $0.0001 per share		376,273	$2.5342
2/10/2023	Common Stock, par value $0.0001 per share		123,727	$2.5342
2/10/2023	Common Stock, par value $0.0001 per share		22,652	$2.5491
2/10/2023	Common Stock, par value $0.0001 per share		7,448	$2.5491
2/13/2023	Common Stock, par value $0.0001 per share		208,338	$2.6037
2/13/2023	Common Stock, par value $0.0001 per share		181,862	$2.6037
2/13/2023	Common Stock, par value $0.0001 per share		59,800	$2.6037
2/13/2023	Common Stock, par value $0.0001 per share		69,446	$2.6149
2/13/2023	Common Stock, par value $0.0001 per share		60,621	$2.6149
2/13/2023	Common Stock, par value $0.0001 per share		19,933	$2.6149
2/14/2023	Common Stock, par value $0.0001 per share		92,595	$2.5718
2/14/2023	Common Stock, par value $0.0001 per share		80,827	$2.5718
2/14/2023	Common Stock, par value $0.0001 per share		26,578	$2.5718
2/14/2023	Common Stock, par value $0.0001 per share		138,892	$2.5730
2/14/2023	Common Stock, par value $0.0001 per share		121,241	$2.5730
2/14/2023	Common Stock, par value $0.0001 per share		39,867	$2.5730